SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

GRUPO
IMSA

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June, 2002

IMSA GROUP
(Translation of Registrant's name into English)

GRUPO IMSA, S.A. DE C.V.
Ave. Batallón de San Patricio No. 111, Piso 26
Fracc. Valle Oriente
San Pedro, Garza García, N.L. 66269, México
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ____ No X

CONTENTS

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO IMSA, S.A. DE C.V.
(Registrant)

Dated: June 17, 2002

By: ______________________
Name: Enrique Gonzalez
Title: General Counsel

GRUPO IMSA

Press Release

NYSE BMV

GRUPO IMSA OBTAINS FINANCING OF ONE BILLION PESOS

Monterrey, N.L., Mexico – May 30, 2002 – Grupo Imsa, S.A. de C.V. (BMV: IMSA; NYSE: IMY) announced today that it has successfully placed two *certificados bursatiles* (peso bonds) totaling one billion Mexican pesos. These placements are part of a bond program for issuing up to three billion Mexican pesos that was set up on May 24 with the *Comisión Nacional Bancaria y de Valores* (Mexican National Banking and Securities Commission). The program will remain valid for four years, during which time the Company is entitled to make several different placements.

One of the issues of promissory notes was for 700 million pesos at a fixed interest rate of 10.22%, while the other issue for 300 million pesos bears an interest rate of 115 basis points over six-month CETES. Both issues mature in five years and are payable in one installment. Standard & Poor's and Fitch gave a credit rating of AA to these bond issues.

Since Grupo Imsa's revenues are closely tied to the US dollar, the Company swapped to convert the total amount of these issues to US$104.4 million bearing interest at a rate of 116 basis points over six-month LIBOR. The resources obtained from the issues will mainly be used to pay Company liabilities. The arranger for these issues was *JP Morgan Casa de Bolsa*.

Mr. Marcelo Canales, Chief Financial Officer for Grupo Imsa, stated, "This transaction is very important since it has enabled us to extend the life of our debt and reduce its cost, while at the same time diversifying our sources of financing. Placing the issues in Mexican pesos and then converting them to US dollars through a swap has given us a very attractive financing cost." Mr. Canales added: "One of our most important commitments to our creditors and shareholders is to ensure that Grupo Imsa continues to have the solid financial position it has had for more than 65 years."

Grupo Imsa, a holding company, was founded in 1936 and is today one of Mexico's leading diversified industrial companies. The Group operates in four core businesses: steel processed products; automotive batteries and related products; aluminum and other related products; and steel and plastic construction products. With manufacturing facilities in Mexico, the United States, and throughout Central and South America, Grupo Imsa currently exports to all five continents. In 2001 Grupo Imsa's sales reached US$2.3 billion, of which more than 45% was generated outside Mexico. Grupo Imsa's shares trade on the Mexican Stock Exchange (IMSA) and, in the United States, on the NYSE (IMY).

Contacts:
Marcelo Canales, Chief Financial Officer, (52-81) 8153-8349
Adrian Fernandez, Corporate Finance Manager, (52-81) 8153-8433
Jose Luis Fornelli, Investor Relations, (52-81) 8153-8416
jfornell@grupoimsa.com

GRUPO IMSA

Press Release

NYSE BMV

GRUPO IMSA FORMALIZES ACQUISITION OF COATED STEEL FACILITY IN CALIFORNIA

Monterrey, N.L., Mexico – June 3, 2002 – Grupo Imsa, S.A. de C.V. (BMV: IMSA; NYSE: IMY) today announced that it has formalized the agreement signed last month with Material Sciences Corporation (MSC) to acquire certain assets of MSC Pinole Point Steel, Inc. and of MSC Pre-Finish Metals (PP), Inc. ("Pinole Point Steel") for US$26 million plus part of the working capital. The assets acquired from Pinole Point Steel consist mainly of a galvanized and painted steel plant in Richmond, California that serves the U.S. construction industry. The plant's production capacity totals 300 thousand short tons for galvanizing steel and 150 thousand short tons for painting steel. Steelscape is currently operating at full steel-painting capacity, so the new plant will contribute greatly to improve its product mix.

The results of this transaction will be consolidated into those of IMSA ACERO as of the month of June 2002. The acquisition has already been approved by the corresponding authorities.

Grupo Imsa, a holding company, was founded in 1936 and is today one of Mexico's leading diversified industrial companies. The Group operates in four core businesses: steel processed products; automotive batteries and related products; aluminum and other related products; and steel and plastic construction products. With manufacturing facilities in Mexico, the United States, and throughout Central and South America, Grupo Imsa currently exports to all five continents. In 2001 Grupo Imsa's sales reached US$2.3 billion, of which more than 45% was generated outside Mexico. Grupo Imsa's shares trade on the Mexican Stock Exchange (IMSA) and, in the United States, on the NYSE (IMY).

Contacts:
Marcelo Canales, Chief Financial Officer, (52-81) 8153-8349
Adrian Fernandez, Corporate Finance Manager, (52-81) 8153-8433
Jose Luis Fornelli, Investor Relations, (52-81) 8153-8416
jfornell@grupoimsa.com